SKADDEN, ARPS, SLATE, MEAGHER & FLOM
	世達國際律師事務所	AFFILIATE OFFICES
PARTNERS	42/F, EDINBURGH TOWER, THE LANDMARK	——————
GEOFFREY CHAN *	15 QUEEN’S ROAD CENTRAL, HONG KONG	BOSTON
SHU DU *		CHICAGO
ANDREW L. FOSTER *		HOUSTON
CHI T. STEVE KWOK *	TEL: (852) 3740-4700	LOS ANGELES
EDWARD H.P. LAM ♦*	FAX: (852) 3740-4727	NEW YORK
HAIPING LI *	www.skadden.com	PALO ALTO
RORY MCALPINE ♦		WASHINGTON, D.C.
JONATHAN B. STONE *		WILMINGTON
PALOMA P. WANG		——————
♦ (ALSO ADMITTED IN ENGLAND &		BEIJING
WALES)		BRUSSELS
* (ALSO ADMITTED IN NEW YORK)		FRANKFURT
LONDON
REGISTERED FOREIGN LAWYER		MOSCOW
Z. JULIE GAO (CALIFORNIA)		MUNICH
PARIS
SÃO PAULO
SEOUL
SHANGHAI
SINGAPORE
	June 4, 2021	TOKYO
TORONTO

VIA EDGAR

Mr. Dietrich King

Ms. Taylor Beech

Ms. Linda Cvrkel

Mr. Stephen Kim

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Zhangmen Education Inc. (CIK No. 0001838937)
Registration Statement on Form F-1 (File No. 333-256281)

Dear Mr. King, Ms. Beech, Ms. Cvrkel and Mr. Kim:

On behalf of our client, Zhangmen Education Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated June 4, 2021.

Concurrently with the submission of this letter, the Company is filing herewith Amendment No. 3 to the Registration Statement (the “Registration Statement”) and certain exhibit via EDGAR with the Commission.

Securities and Exchange Commission

June 4, 2021

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

Risk Factors

ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement..., page 68

1.

You state here that the exclusive forum provision in your deposit agreement will apply to claims arising under the Securities Act and the Exchange Act. In your risk factors on pages 65 and 69 and in the Jurisdiction section on page 208, you do not clarify whether the provision applies to claims arising under the Securities Act or the Exchange Act. In your deposit agreement, Section 7.6 only specifies that the provision will apply to Securities Act claims. Furthermore, the disclosure in your filing states that there is an exception to the exclusive forum provision for arbitration claims, yet the deposit agreement does not seem to include such a provision. Please revise for consistency and explicitly state in the deposit agreement whether the exclusive forum provision will apply to claims arising under the Exchange Act.

In response to the Staff’s comment on the exclusive forum provision, the Company respectfully advises the Staff that the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) shall have exclusive jurisidiction to hear and determine any dispute arising out of or relating in any way to the deposit agreement, including claims under the Exchange Act. Section 7.6 of the deposit agreement states “including without limitation claims under the Securities Act of 1933,” which is an example of claims that are subject to the exclusive forum provision but does not restrict the exclusive forum provision to apply only to claims under the Securities Act. Any claims that may arise out of or relate to the deposit agreement, such as claims under the Exchange Act, are also subject to the exclusive forum provision.

In response to the Staff’s comment on the exception to the exclusive forum provision for arbitration claims, the Company respectfully advises the Staff that the deposit agreement does not provide an arbitraion provision and the Company has revised the disclosures on pages 65, 68 and 69 of the Registration Statement to remove the arbitration provision.

Dilution, page 80

2.

Your calculation of historical net tangible book value totaling US$(103.1) million and net tangible book value per ordinary share of US$(0.31) as of March 30, 2021 appears to include mezzanine equity in the amount of US$1,106.6 million while excluding the related preferred shares of 1,029,858,131 shares. If you choose to present dilution beginning with the net tangible book value of US$(103.1) million, please revise your description and calculation to include the related preferred shares. If you choose to present the impact of the conversion of the preferred shares separately, please revise your description and calculation accordingly to exclude both mezzanine amount and the related preferred shares from the value per ordinary share.

The Company respectfully advises the Staff that it has chosen to present the net tangible book value of US$(103.1) million giving effect to the conversion of all preferred shares and redeemable ordinary shares outstanding as of March 31, 2021, and has revised the relevant calculations and disclosures on pages 63 and 80 of the Registration Statement.

*            *              *

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com, or Charlotte Lu, partner at Deloitte Touche Tohmatsu Certified Public Accountants LLP, by telephone at +86 21 6141 1801 or via email at chalu@deloitte.com.cn. Deloitte Touche Tohmatsu Certified Public Accountants LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao

Z. Julie Gao

Enclosures.

cc:	Yi Zhang, Chief Executive Officer, Zhangmen Education Inc.

Ricky Kwok Yin Ng, Chief Financial Officer, Zhangmen Education Inc.

Li He, Esq., Partner, Davis Polk & Wardwell LLP

Charlotte Lu, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP